

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2022

Sophie Tao
Chief Executive Officer
SPK Acquisition Corp.
Room 368, 302 Buwei
211 Fute North Road
China (Shanghai) Pilot Free Trade Zone, 200131

> **Re: SPK Acquisition Corp.**
> **Form 8-K Filed May 25, 2022**
> **File No. 001-40462**

Dear Ms. Tao:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences